FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer]
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

               For the month of August 1, 2004 to August 31, 2004



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated:  September 10, 2004





.........................................
(Signed by)
THINAGARAN
Director

               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                     FROM AUGUST 1, 2004 TO AUGUST 31, 2004


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



578      Consolidated Financial Statements for the Half-Year Ended 30 June 2004

                          CITYVIEW CORPORATION LIMITED
                                 (ACN 009235634)





                        CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE HALF YEAR ENDED 30 JUNE 2004







Contents                                                          Page Number

Corporate Directory                                                    2
Directors' Report                                                      3
Review of Operations                                                  3-5
Directors' Declaration                                                 6
Consolidated Statement of Financial Performance                        7
Consolidated Statement of Financial Position                           8
Consolidated Statement of Cash Flows                                   9
Notes to and forming part of the Consolidated
 Financial Statements                                                10-11
Auditors' Report                                                       12

                               CORPORATE DIRECTORY


                   Directors                           Company Secretary
Ahmad Iqbal Saddique     Chairman              John Arbouw
Ee Beng Yew              Chief Executive
Goh Yong Kheng           Director                Australian Share Registry
Thinagaran               Director              Computershare Registry Services
Md Nazri Ramli           Director              45 St George's Terrace
John F Arbouw            Director              Perth   Western Australia   6000
Robert M Elliott         Director
Yusafali M Jumabhoy      Resigned 5 March 2004 Telephone: (61-8) 9323 2000
                                               Facsimile: (61-8) 9323 2033
             Registered Office
17 Ord Street                                        USA Share Registry
West Perth Western Australia 6005              Computershare Trust Company, Inc
                                               350 Indiana Street
      Principal Place of Business              Suite 800
Level 9                                        Golden  Colorado    CO 80401
28 The Esplanade
Perth  Western Australia   6000                Telephone: (303) 262 0600
                                               Facsimile: (303) 262 0603
Telephone:  (61-8) 9226 4788
Facsimile:  (61-8) 9226 4799                   Stock Exchange Listings
Email:      info@cityviewcorp.com              Australian Stock Exchange Limited
Web:        www.cityviewcorp.com               Trading Code:  CVI

           Auditor                             NASDOTC Bulletin Board
BDO Chartered Accountants                      Trading Code:  CTVWF
256 St George's Terrace
Perth  Western Australia  6000

        US Attorney
Gary B Wolff, P C
805 Third Avenue
New York  NY  10022

                                DIRECTORS' REPORT

The Directors of CityView Corporation Limited ("CityView" or "the Company") present the financial report for the half-year ended on 30 June 2004.

In order to comply with the provisions of the Corporations Act, the Directors report as follows:

The names and particulars of the Directors of the Company during or since the end of the half-year are:

Ahmad Iqbal Saddique
Goh Yong Kheng
Ee Beng Yew
Thinagaran
Md Nazri Ramli
John F Arbouw
Robert Maxwell Elliott    Appointed 12 April 2004
Yusufali M Jumabhoy       Resigned 5 March 2004

Messrs Saddique, Goh, Ee and Thinagaran are associated with Midwestern Oil Pte Ltd, which is CityView's single largest shareholder. Midwestern Oil Pte Ltd is a Singaporean company and a co-venturer with CityView in the Madura and Simenggaris Blocks. Midwestern shareholders have interests in substantial oil and gas producing fields in Central Asia and also interests in water treatment and oil technology businesses.

Md Nazri Ramli is an associate of Malaysia Mining Corporation Berhad Ltd, CityView's second largest individual shareholder.

Mr Arbouw is a member of the Australian Institute of Company Directors (MAICD). He has provided strategic communications advice to Federal and State Governments as well as some of the major corporations in Australia. Mr Arbouw has served on a number of boards and has written extensively on global corporate governance issues.

Mr Elliott (MAICD), was appointed to the Board on 12 April 2004 - has degrees in both law and commerce and has served as non-executive director on a number of boards; he is currently the in-house legal counsel, company secretary and policy manager for the Australian Institute of Company Directors. He is a qualified commercial mediator, a Fellow of the Chartered Institute of Company Secretaries, a Member of the Australian Institute of Company Directors and the Corporate Lawyers Association of Australia.

Review of Operations
CityView is an independent energy company concentrating its activities primarily in South East Asia.

Oil & Gas Indonesia
CityView has a 25% gross interest in both the Madura (674,100 acres) and Simenggaris (675,582 acres) Blocks. The Operator of the two blocks is PT Medco Energi Internasional TBK (`Medco").

Madura Block - Madura Island, Indonesia:
The Company announced the results of the Gaffney Cline & Associates (Consultants) Pte Ltd ("GCA") report relating to this concession. Medco engaged GCA to carry out a comprehensive multidiscipline study on the prospectivity of the Block.

Gaffney Cline & Associates (Consultants) Pte Ltd together with the Joint Operating Body presented the following its findings and recommendations to the shareholders of the concession:.

  Full details of the Gaffney Cline report can be viewed at www.cityviewcorp.com under "Recent Announcements" dated February 17, 2004.

    1. The Madura block is hydrocarbon bearing with potentially commercial accumulations with unrisked gas resources in the order of 1.2 trillion cubic feet in 4 prospects namely, Sebaya, Arosbaya, Telaga and Tambuku.

    2. The power market on Madura represents a ready opportunity for sales of up to 16 MMcf/d.

    3. A ten-year volume commitment will likely be required from the Gili Power Plant. For full conversion of the Gili power plant, this commitment amounts to approximately 80 Bcf of gas reserves.

    4. The central fault block of the Sebaya prospect is estimated to contain about 155 Bcf of recoverable gas, more than enough for the existing power market.

    5. The JOB should retain the block and make a proposal to the authorities, BP MIGAS to:
         o Extend the relinquishment date by a minimum of at least one year
         o Drill two appraisal wells (1 firm and 1 contingent on the firm well) on the Sebaya prospect
         o Obtain agreement to be able to hold the entire block with Plan Of Development acceptance and development of Sebaya and for as long as production operations are maintained thereon.

    6.   Upon acceptance of the proposal by BP MIGAS, the JOB should:
         o Obtain a Letter Of Intent for gas sales to the Gili Power Plant from the national power company, PLN
         o Investigate independent power generation by the JOB at the Sebaya field site
         o Run a Drilling Well On Paper workshop for both appraisal wells
         o Refine facility costs and construction timing
         o Perform detailed mapping of the Sebaya prospect

    7.   Upon completion of the above Sebaya activities:
         o Undertake geological field studies to investigate Tuban sand reservoir potential
         o Prepare appraisal plan for Arosbaya
         o Continue evaluation of other island prospects

 Full details of the Gaffney Cline report can be viewed at www.cityviewcorp.com under "Recent Announcements"
                            dated February 17, 2004.

GCA/JOB's recommendations have been accepted by the Operating Shareholder and were presented to the relevant authorities, BP MIGAS together with a request for extension of the Block. A work program and Budget for the drilling of the first appraisal well on the Sebaya prospect - Sebaya 2, has also been submitted to BP MIGAS and the Operating Shareholder is certain that the extension will be granted in due course.

It is anticipated that Sebaya 2 will be drilled in the final Quarter of 2004.

In June 2004, the Operator obtained a confirmed one-year extension for the relinquishment of the Madura Block from the relevant Indonesian authorities.

The Operator completed the land acquisition for the drill site and was finalising the various contracts for the drilling of the proposed delineation well, Sebaya # 2.

In line with the study and joint recommendations made by GFC and the Madura Joint Operating Body the Operator advised that it had discussions with the national power company, PLN, and is reasonably confident of securing a Memorandum of Understanding for the supply of gas to the Gili power plant on Madura Island.

The work program and budget for the drilling of a second proposed delineation well on the Sebaya prospect, which is contingent on the success of Sebaya #2 is also being prepared.

The Board has concluded that in relation to the Madura Concession, CityView's contribution to the recommended drilling program of two delineation wells will be approximately US$3 million. In order to raise this capital, the options currently under consideration are:

     a) Sell the Company's 25% share in Madura at the best possible price based on Gaffney Cline's report;
     b) Farm-in an experienced petroleum investor to free-carry the Company's 25% interest. In this event the Company would have to give up a percentage of its interest;
     c)       Call for a shareholder rights issue to raise up to US$3 million.

Simenggaris Concession

The Simenggaris block is programmed to drill a further two wells. These wells are "Bangku Besar" and "Sesayap" #1. In October 2002, the Operator advised CityView that the estimated reserves, based on information available to the Operator, for the wells were:

         Bangku Besar A1            27 MMBO oil   and 127 BCF gas
         Sesayap B                  29 MMBO oil   and 108 BCF gas

These  estimates are furnished to CityView by the Operator and have not been
-----------------------------------------------------------------------------
verified in accordance  with  Australian  Stock  Exchange Listing rules 5.11,
-----------------------------------------------------------------------------
5.12 and 5.13.  CityView released the estimated reserves in good faith but
----------------------------------------------------------------------------
advises investors not to rely on same.
--------------------------------------

The Operator further advised that drilling of the Bangku Besar Barat and Sesayap wells would not be commenced until a seismic survey had been performed over the fields. The survey will assist in determining which part of the block to relinquish to the Indonesian authorities in Year 2004. Under the terms of the agreement, 25% of the block is to be relinquished to the Indonesian authorities in Year 2004.

Medco has yet to advise CityView as to the event of the seismic survey.

As this concession is located in a remote area in East Kalimantan and although the property has some prospectivity, there is a distinct absence of off-take contractual opportunities.

The Board is keeping the financial commitments to this concession at a standstill mode until the Madura results become clearer.

Sands Solutions Group Pty Ltd ("Sands Solutions")
The Board has been advised that Messrs Allens Arthur Robinson has written to several persons to obtain further information and clarification on the circumstances leading to this transaction and are awaiting formal replies before proceeding further with this matter.







Signed on behalf of the Directors in accordance with their resolution for that purpose.





THINAGARAN
Director


22 July 2004

                             DIRECTORS' DECLARATION





The Directors of the Company declare that:

1.    The financial statements and notes, as set out on pages 7 to 11 inclusive:

         (a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

         (b) give a true and fair view of the consolidated entity's financial position as at 30 June 2004 and its performance as represented by the results of its operations and its cash flows for the half-year ended on that date.

2. In the opinion of the directors there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.


This declaration was made in accordance with a resolution of the directors.







THINAGARAN
Director

 22 July 2004

                          CITYVIEW CORPORATION LIMITED
                                (ACN 009 235 634)

                 Consolidated Statement of Financial Performance
                      For the Half-Year Ended 30 June 2004



                                                          Half-Year    Half-Year
                                                            Ended        Ended
                                            Notes         30-Jun-04    30-Jun-03
                                                              $            $

Revenues from ordinary activities                           12,184        8,965

Administration Expenses                                    (56,753)    (120,143)

Employee wages and benefits expenses                       (43,146)     (42,586)

Consulting/Legal Expenses                                  (93,796)    (322,226)

Depreciation and amortisation expenses                      (3,042)      (4,286)

Occupancy Expenses                                         (22,539)     (20,850)

Other expenses from ordinary activities                    (43,975)    (160,440)
                                            ------------------------------------
Profit/(loss) from ordinary activities
 before
Income tax expense                              2         (251,067)    (661,566)
                                            ------------------------------------
Income tax attributable to operating (loss)                   -            -

                                            ------------------------------------
Profit/(loss) from ordinary activities after
 income tax expense                                       (251,067)    (661,566)
                                            ------------------------------------

Net profit/(loss) attributable to members
 of the entity                                                -            -

Basic earnings/(loss) per share
 (cents per share)                                          (0.4)        (0.9)
Where diluted earnings per share are not diluted they are not disclosed.


Notes to and forming part of the half-year consolidated accounts are attached.

                          CITYVIEW CORPORATION LIMITED
                                (ACN 009 235 634)

                  Consolidated Statement of Financial Position
                               As at 30 June 2004


                                         30-Jun-04               30-Dec-03
                                              $                        $
CURRENT ASSETS
Cash assets                                403,935                 658,943
Receivables                                  6,352                   6,352
                                      ------------------------------------------
TOTAL CURRENT ASSETS                       410,287                 665,295
                                      ------------------------------------------

NON CURRENT ASSETS
Receivables                              7,952,187               7,952,187
Equipment                                    5,679                   7,658
Acquisition, exploration
 and development                                 2                       2
                                      ------------------------------------------
TOTAL NON CURRENT ASSETS                 7,957,868               7,959,847
                                      ------------------------------------------
TOTAL ASSETS                             8,368,155               8,625,142
                                      ------------------------------------------


CURRENT LIABILITIES
Provisions                                  24,927                    -
Payables                                   269,057                 300,804
                                      ------------------------------------------
TOTAL CURRENT LIABILITIES                  293,984                 300,804
                                      ------------------------------------------

NON CURRENT LIABILITIES
                Provisions                  15,300                  14,400
                                      ------------------------------------------
      TOTAL NON CURRENT LIABILITIES         15,300                  14,400
                                      ------------------------------------------
TOTAL LIABILITIES                          309,284                 315,204
                                      ------------------------------------------


                                      ------------------------------------------
NET ASSETS                               8,058,871               8,309,938
                                      ------------------------------------------


EQUITY
Contributed equity                      57,235,996              57,235,996
Accumulated losses                     (49,177,125)            (48,926,058)
                                      ------------------------------------------
TOTAL EQUITY                             8,058,871               8,309,938
                                      ------------------------------------------



Notes to and forming part of the half-year consolidated accounts are attached.

                          CITYVIEW CORPORATION LIMITED
                                (ACN 009 235 634)

                      Consolidated Statement of Cash Flows
                      For the Half-Year Ended 30 June 2004



                                                    Half-Year          Half-Year
                                                      Ended              Ended
                                                    30-Jun-04          30-Jun-03
                                                        $                  $

CASH FLOWS FROM OPERATING ACTIVITIES
Interest received                                     12,184             26,225
Payment to suppliers and employees                  (267,192)          (500,427)
                                              ----------------------------------
Net cash outflow from operating activities          (255,008)          (474,202)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property, plant and equipment               -                (5,246)
                                              ----------------------------------
Net cash outflow from investing activities              -                (5,246)
                                              ----------------------------------
Net increase (decrease) in cash held                (255,008)          (479,448)
Cash at the beginning of the half-year               658,943          1,499,508
                                              ----------------------------------
Cash at the end of the half-year                     403,935          1,020,060
                                              ----------------------------------



Notes to and forming part of the half-year consolidated accounts are attached.

                          CITYVIEW CORPORATION LIMITED
                                (ACN 009 235 634)

             Notes to and Forming Part of the Consolidated Accounts
                      For the Half-Year Ended 30 June 2004

1.       Summary of significant accounting policies

(a) Basis of Preparation
The half-year consolidated accounts for the interim half year reporting period ended 30 June 2004 are a general purpose financial report prepared in accordance with the Corporations Act 2001, Accounting Standard AASB1029: Interim Financial Reporting, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board.

The half-year financial report should be read in conjunction with the annual financial report for the year ended 31 December 2003 together with any announcements made by the Company and its controlled entities during the half-year in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

The accounting policies have been consistently applied by the entities in the parent entity and are consistent with those applied in the annual financial report for the year ended 31 December 2003.

The half-year report does not include full disclosures of the type normally included in an annual financial report.

2. Disclosure Regarding Transition to International Financial Reporting Standards ("IFRS")

At this stage it is the opinion of the Directors that there will be no significant impact on the financial statements as a result of CityView Corporation Limited adopting the Australian equivalent to the IFRS.




                                                  Half-Year        Half-Year
                                                   Ended             Ended
                                                 30 June 04        30 June 03
                                                     $                 $
3.       Operating Loss
The operating loss before income
 tax includes The following items
 of revenue and expense:

Revenue
Interest revenue                                  12,184             8,965


Expense
Administration Expenses                          (56,753)         (120,143)

Employee wages and benefits expenses             (43,146)          (42,586)

Consulting/Legal Expenses                        (93,796)         (322,226)

Depreciation and amortisation expenses            (3,042)           (4,286)

Occupancy Expenses                               (22,539)          (20,850)

Other expenses from ordinary activities          (43,975)         (160,440)

                          CITYVIEW CORPORATION LIMITED
                                (ACN 009 235 634)

             Notes to and Forming Part of the Consolidated Accounts
                      For the Half-Year Ended 30 June 2004





3. Financial Reporting by Industry Segments Primary reporting - business segments

                    Investments              Exploration             Eliminations           Consolidated
                  30.06.04   30.06.03    30.06.04     30.06.03    30.06.04   30.06.03   30.06.04   30.06.03
                      $          $           $            $           $          $          $           $
Total segment
revenue             12,184     8,965         -            -           -         -         12,184       8,965

                  --------  --------     --------     --------    ---------- --------- ----------- ----------

Segment result    (251,067) (661,566)       -             -           -         -       (251,067)   (661,566)

The major products and services covered by those segments are: Investments from general financing and corporate activities Exploration of oil and gas interests


4.  Subsequent events
    There has been no subsequent event that has effected the financial statements since the half-year ended 30 June 2004.

                   INDEPENDENT REVIEW REPORT TO THE MEMBERS OF
                          CITYVIEW CORPORATION LIMITED


                                      Scope

We have reviewed the financial report being the Statement of Financial Performance, Statement of Financial Position, Statements of Cash Flows and Directors' Statement of CityView Corporation Limited for the half-year ended 30 June 2004. The financial report is the consolidated accounts of the consolidated entity comprising the company and the entities it controlled at the half-year's end or from time to time during the half-year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of is operations and its cash flows, and in order for the disclosing entity to lodge the financial statements with the Australian Securities & Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an opinion.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of CityView Corporation Limited is not in accordance with:

(a) the Corporations Act 2001, including:

    (i) giving a true and fair of the consolidated entity's financial position as at 30 June 2004 and of its performance for the half-year ended on that date; and
    (ii) complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations; and

(b) other mandatory professional reporting requirements in Australia.

Carrying Value of Assets

Without qualification to the statement expressed above, attention is drawn to the following matter:

         o The ultimate recovery of loans amounting to $7,952,187 to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd are dependent upon the future development and successful exploration or possible sales of the underlying areas of interest.


BDO Chartered Accountants


G F Brayshaw
Partner


Perth, Western Australia
22 July 2004

     LIST OF AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC") DOCUMENTS


                     FROM AUGUST 1, 2004 TO AUGUST 31, 2004


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION



AACW     Form 7051 Half-Yearly Report as lodged with ASX (above)